82-2996

COMMANDER
RESOURCES LTD.

INTERIM REPORT

For the
Nine Months Ended
September 30, 2004

510 – 510 Burrard Street
Vancouver, British Columbia V6C 3A8
Tel: (604) 685-5254
Fax: (604) 685-2814
Website: www.commanderresources.com

COMMANDER RESOURCES LTD.

FINANCIAL STATEMENTS

For The Nine Months Ended

September 30, 2004

(See Notice)

Notice of No Auditor Review of the Interim Consolidated Financial Statements

The accompanying unaudited interim consolidated financial statements of Commander Resources Ltd. ("the Company"), for the nine months ended September 30, 2004 have been prepared by management and have not been the subject of a review by the Company's independent auditor.

COMMANDER RESOURCES LTD.

Balance Sheets

		September 30, 2004		December 31, 2003 (Audited)
ASSETS				
Current assets				
Cash and cash equivalents	$	800,872	$	-
Cash, exploration funds (Note 13)		-		1,893,328
Marketable securities (Note 3)		893,353		928,353
Accounts receivable		164,155		171,766
Due from related parties (Note 9)		7,473		35,134
Prepaid expenses (Note 4)		19,749		21,280
Field inventory		173,152		-
Bid deposits (Note 5)		-		330,642
		2,058,754		3,380,503
Mineral properties (Note 6)		8,533,991		5,063,785
Property, plant and equipment (Note 7)		74,931		27,421
	$	10,667,676	$	8,471,709
LIABILITIES				
Current liabilities				
Cheques in excess of funds on deposit	$	-	$	67,750
Accounts payable and accrued liabilities		582,710		46,300
		582,710		114,050
Future income taxes		-		553,455
		582,710		667,505
SHAREHOLDERS' EQUITY				
Share capital (Note 8)		22,222,529		19,630,960
Contributed surplus		9,449		9,449
Stock-based compensation (Note 8 (e))		738,263		149,431
Deficit		(12,885,275)		(11,985,636)
		10,084,966		7,804,204
	$	10,667,676	$	8,471,709

Nature of operations and going concern (Note 1)
Commitment (Note 10)
Subsequent Events (Note 14)

Approved by the Directors: *"Kenneth E. Leigh"* Kenneth E. Leigh *"William J. Coulter"* William J. Coulter

COMMANDER RESOURCES LTD.

Statements of Operations and Deficit
(Unaudited – See Notice)

	For the Three Months Ended		For the Nine Months Ended	
	September 30, 2004	September 30, 2003	September 30, 2004	September 30, 2003
Revenue				
Production interest	$ -	$ 107,190	$ 19,250	$ 296,605
Mineral property transactions	-	-	63,016	-
	-	107,190	82,266	296,605
General and administrative expenses				
Audit and accounting	16,628	12,147	45,315	33,192
Amortization	4,635	2,816	12,547	4,870
Annual report and meeting	646	-	8,188	9,409
Consultants	15,450	12,000	47,335	32,780
Insurance	20,250	16,500	20,250	16,500
Investor relations and promotion	34,619	26,174	160,480	51,329
Legal	13,113	3,872	16,331	11,547
Office and miscellaneous	13,420	10,494	58,337	36,014
Regulatory fees	4,180	(533)	16,068	7,479
Rent and storage	9,024	8,027	17,572	30,143
Salaries and benefits	88,375	50,989	280,532	154,296
Stock-based compensation	110,007	-	670,250	-
Telephone	1,360	1,301	5,395	3,743
Transfer agent	2,151	1,568	9,759	7,845
	333,858	145,355	1,368,359	399,147
Loss before the undernoted	(333,858)	(38,165)	(1,286,093)	(102,542)
Administration fees	-	-	-	904
Investment income	4,548	3,810	22,288	23,715
Property investigation	(5,679)	(15,153)	(5,851)	(18,669)
Gain (loss) on sale of marketable securities	-	(150)	(14,000)	2,614
Write down of mineral properties	(169,438)	(33,354)	(169,438)	(33,354)
Loss before taxes	(504,427)	(83,012)	(1,453,094)	(127,332)
Future income taxes	140,401	-	553,455	-
Loss for the period	(364,026)	(83,012)	(899,639)	(127,332)
Deficit, beginning of period	(12,521,249)	(9,393,390)	(11,985,636)	(9,349,070)
Deficit, end of period	$ (12,885,275)	$ (9,476,402)	$ (12,885,275)	$ (9,476,402)
Basic and diluted loss per share	$ (0.01)	$ (0.01)	$ (0.04)	$ (0.01)
Weighted average number of shares outstanding	25,967,914	17,764,216	24,453,301	17,677,629

COMMANDER RESOURCES LTD.

Statements of Cash Flows
(Unaudited – See Notice)

	For the Three Months Ended		For the Nine Months Ended	
	September 30, 2004	September 30, 2003	September 30, 2004	September 30, 2003
Cash provided from (used for):				
Operating activities				
Loss for the period	$ (364,026)	$ (83,012)	$ (899,639)	$ (127,332)
Items not involving cash:				
Amortization	4,635	2,816	12,547	4,870
Gain (loss) on sale of marketable securities	-	150	14,000	(2,614)
Stock-based compensation	110,007	-	670,250	-
Future income taxes	(140,401)	-	(553,455)	-
Write down of mineral properties	169,438	33,354	169,438	33,354
	(220,347)	(46,692)	(586,859)	(91,722)
Net change in non-cash working capital items				
Cash, exploration funds	733,065	-	1,893,328	-
Accounts receivable	(27,011)	(37,779)	7,611	123,567
Due from related parties	(1,407)	114,024	27,661	141,643
Prepaid expenses	114,896	(15,211)	1,531	(13,075)
Field inventory	(173,152)	-	(173,152)	-
Bid deposits	-	-	330,642	-
Accounts payable and accrued liabilities	99,723	130,689	126,506	111,682
	525,767	145,031	1,627,268	272,095
Investing activities				
Proceeds from sale of marketable securities	-	-	21,000	7,165
Purchase of marketable securities	-	(63,000)	-	(102,000)
Note receivable	-	18,286	-	13,920
Mineral property acquisition and exploration costs	(1,923,323)	(619,428)	(3,604,844)	(792,082)
Accounts payable and accrued liabilities related to mineral properties	(157,659)	291,145	409,904	30,150
Purchase of equipment	(14,204)	(16,648)	(60,057)	(20,448)
	(2,095,186)	(389,645)	(3,233,997)	(863,295)
Financing activities				
Shares issued for cash, net of issue costs	1,110,880	49,812	2,475,351	141,812
Increase (decrease) in cash and cash equivalents	(458,539)	(194,802)	868,622	(449,388)
Cash and cash equivalents, beginning of period	1,259,411	1,089,104	(67,750)	1,343,690
Cash and cash equivalents, end of period	$ 800,872	$ 894,302	$ 800,872	$ 894,302

Cash and cash equivalents is defined to include cash and cash equivalents less cheques in excess of funds on deposit.

Supplemental cash flow information (Note 12)

COMMANDER RESOURCES LTD.

Notes to Financial Statements
September 30, 2004
(Unaudited – See Notice)

1. Nature of Operations and Going Concern

The Company is in the process of actively exploring and developing its mineral properties and has not yet determined whether these properties contain mineral resources or ore reserves. The Company is considered to be in the exploration stage.

The recoverability of amounts shown for mineral property interests is dependent upon one or more of the following:

- the discovery of ore reserves;
- the ability of the Company to obtain financing to complete development; and
- future profitable production from the properties or proceeds from disposition.

At September 30, 2004, the Company had incurred a deficit of $12,885,275 and had working capital of $1,476,044, which is sufficient to achieve the Company's planned business objectives for fiscal 2004. However, the Company may require additional financing, if the Company elects to expand it's current 2004 exploration programs and/or property commitments (see Subsequent Events).

These financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. The Company's ability to continue as a going concern is dependent on continued financial support from its shareholders and other related parties, the ability of the Company to raise equity financing, and the attainment of profitable operations, external financings and further share issuances to meet the Company's liabilities as they become payable. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary, should the Company be unable to continue as a going concern.

2. Significant Accounting Policies

(a) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

(b) Basis of presentation

The accompanying interim financial statements have not been reviewed by an Auditor and are prepared in accordance with GAAP in Canada with respect to the preparation of interim financial statements. Accordingly, they do not include all of the information and disclosure required by Canadian GAAP in the preparation of annual financial statements. The accounting policies used in the preparation of the accompanying unaudited interim financial statements are the same as those described in the annual financial statements and the notes thereto for the year ended December 31, 2003. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. The interim financial statements should be read in conjunction with the Company's financial statements including the notes thereto for the year ended December 31, 2003.

(c) Certain comparative figures

Certain comparative figures have been reclassified to conform to the current period's presentation.

3. Marketable Securities

Marketable securities are carried at the lower of cost or quoted market value. When market value is below cost, any unrealized loss is charged to income. During the quarter, marketable securities were written down by $Nil. The quoted market value of marketable securities at September 30, 2004 was $1,605,000.

Included in marketable securities are 167,647 common shares of Fjordland Exploration Inc., a company related by virtue of a common director and 1,720,000 common shares of Diamonds North Resources Ltd., a company related by virtue of another common director.

4. Prepaid Expenses

In the previous quarter, prepaid expenses included a loan receivable from the Company's drill contractor, which was repaid during the quarter. The loan bore interest at Bank of Montreal prime lending rate plus 3% and was repaid by applying 50% of the invoices rendered by the drill contractor against the loan. Due to the short-term nature of the loan receivable, the Company did not classify this amount as a separate line item on the balance sheet. The Company collected $2,803 in interest on the loan.

5. Bid Deposits

In the prior fiscal year, the Company filed two applications with the Mining Recorder's Office for prospecting permits in Nunavut and was required to provide a cash deposit of $330,642. The Company elected to withdraw the applications and received a refund of the deposit less the application fee.

6. Mineral Properties

At September 30, 2004, the Company held mineral properties exclusively in Canada. Expenditures incurred on the mineral properties are as follows:

	Sarah Lake	Green Bay	Adlatok 1	Sally	Qimmiq	Dewar Lake	Bravo Lake	Other Properties	Total
Balance at December 31, 2003	$ 1,136,260	$ 599,997	$ 109,621	$ 56,890	$ 293,385	$ 126,480	$ 100,783	$ 2,640,369	$ 5,063,785
Additions during the year:									
Acquisition costs:	-	-	-	-	7,143	-	-	34,800	41,943
Exploration costs:									
Administration	-	-	-	-	12,034	266	115	-	12,415
Drilling	-	495	-	-	1,642,189	-	-	900	1,643,584
Geochemistry	-	-	-	-	85,395	2,197	21,228	-	108,820
Geology	3,650	1,089	7,244	3,068	102,970	-	64,243	47,998	230,262
Geophysics -Airborne	-	-	-	-	230,057	-	85,326	28,800	344,183
Geophysics -Ground	1,000	-	-	-	98,796	-	31,017	13,520	144,333
Licences and fees	-	1,056	-	-	49,396	32,689	-	17,291	100,432
Mobilization/demob.	-	-	-	-	298,760	9,249	18,423	430	326,862
Permitting	-	-	-	-	2,582	-	-	-	2,582
Prospecting	-	-	-	-	461,365	83,671	155,362	1,825	702,223
	4,650	2,640	7,244	3,068	2,983,544	128,072	375,714	110,764	3,615,696
Less:									
Recoveries	-	(3,163)	(12,782)	-	-	-	-	(2,050)	(17,995)
Write down	-	(169,438)	-	-	-	-	-	-	(169,438)
	-	(172,601)	(12,782)	-	-	-	-	(2,050)	(187,433)
Net additions	4,650	(169,961)	(5,538)	3,068	2,990,687	128,072	375,714	143,514	3,470,206
Balance at September 30, 2004	$ 1,140,910	$ 430,036	$ 104,083	$ 59,958	$ 3,284,072	$ 254,552	$ 476,497	$ 2,783,883	$ 8,533,991

(a) Sarah Lake Joint Venture, Labrador

The Company owns a 48% interest in the Sarah Lake Joint Venture, which was formed in 1998. An option was granted to Falconbridge Limited ("Falconbridge") in 2001, requiring Falconbridge to incur $4,000,000 in exploration expenditures by 2006 to earn a 50% joint venture interest. On April 16, 2004, Donner Minerals, the operator of the joint venture, informed the Company that Falconbridge had elected to terminate the option.

6. **Mineral Properties** (continued)

(b) Green Bay, Newfoundland

The Company holds a 100% interest in the Green Bay property. In the prior fiscal year, the Company sold four claim blocks within the Green Bay property (mineral exploration license 4870) to Richmont Mines Inc. ("Richmont") in consideration for a royalty of $25 for each ounce of gold produced. Richmont notified the Company that it would not be pursuing further exploration and at the election of the Company, Richmont will return the property.

(c) Adlatok 1, Labrador

The Company owns a 59.5% interest in the Adlatok 1 property.

(d) Sally, Labrador

The Company owns a 100% interest in the Sally property.

(e) Qimmiq, Nunavut

The Company has an option agreement with BHP Billiton Diamonds Inc. ("BHP Billiton") to explore for gold on 50,000 hectares of Nunavut Tunngavik Incorporated leases on Baffin Island, Nunavut. Under the option agreement, the Company may earn 50% of BHP Billiton's exploration rights by expending $4 million by 2007, 80% by expending an aggregate $10 million by 2012 and a 100% interest by delivering a feasibility study to BHP Billiton by December 31, 2014. The option agreement is subject to a floating net smelter return royalty from 1% to 3% based on gold prices, payable to BHP Billiton and a 12% royalty on net profits payable on production from the Nunavut Tunngavik Incorporated leases. If a mineral discovery is made, excluding gold, BHP Billiton may exercise a back-in option on the mineral discovery allowing BHP Billiton to re-acquire up to an aggregate of a 75% interest for a period of up to ten years after the Company has earned a 100% interest in the property.

(f) Dewar Lake, Nunavut

The Company earned a 100% interest in BHP Billiton Diamonds Inc. ("BHP Billiton") sixteen Nunavut Exploration Permits covering just under 400,000 hectares on Baffin Island, Nunavut by incurring $200,000 in expenditures on the property before December 31, 2005. The option agreement is subject to a floating net smelter return royalty from 1% to 3% based on gold prices, payable to BHP Billiton. If a mineral discovery is made, excluding gold, BHP Billiton may exercise a back-in option on the mineral discovery allowing BHP Billiton to re-acquire up to an aggregate of a 75% interest for a period of up to ten years after the Company has earned a 100% interest in the property.

6. Mineral Properties (continued)

(g) Bravo Lake, Nunavut

The Company has an option agreement with Falconbridge Limited ("Falconbridge") to explore for gold, diamonds and other metals on twelve Nunavut Exploration Permits covering over 720,000 acres all on Baffin Island, Nunavut. These Falconbridge permits adjoin the BHP Billiton properties optioned in June. The Company may earn a 100% interest in Falconbridge's exploration rights and interest on Baffin Island by incurring $8 million of exploration expenditures on the property by 2011.

If a nickel and/or base metal mineral discovery is made, Falconbridge can exercise a back-in option on the mineral discovery allowing Falconbridge to re-acquire up to an aggregate of a 75% interest. If a diamond resource discovery is made, Falconbridge may exercise a back-in option on the mineral discovery allowing Falconbridge to re-acquire up to an aggregate of a 50% interest.

The option agreement is subject to the following royalties payable to Falconbridge:

- on gold, a sliding scale net smelter return royalty from 1% to 3% based on gold prices;
- on nickel production, a 2% net smelter return royalty;
- on diamonds, a 2% gross overriding royalty; and
- on base metal production, a 1.5% net smelter return royalty.

(h) Big Hill, Newfoundland

In February 2004, the Company completed an option agreement with Black Bart Prospecting Inc. whereby the Company may acquire a 100% interest in the Big Hill property, consisting of four claims in the Baie Verte Electoral District, Newfoundland. Under the terms of the agreement, the Company has paid $7,000 in cash, issue an aggregate of 200,000 common shares over four years (60,000 shares issued) and expend a total of $480,000 in exploration expenses on the property over four years. The option is subject to a 2.5% net smelter return royalty with a 1.5% buy back provision.

6. Mineral Properties (continued)

(i) Other Properties

The Company owns several other properties in Canada in which it holds interests ranging from 30% to 100%. The Company has granted options on some of these properties. The carrying values of those properties included under Other Properties at September 30, 2004 are as follows:

		2004
British Columbia		
Abe & Pal	$	28,683
Tam		60,131
New Brunswick		
Rio		856,411
Stewart		426,887
Nunavut		
Talik		56,640
Newfoundland and Labrador		
Big Hill		87,202
Sadie		1,362
Ontario		
Dorothy		55,591
Matheson		14,213
McVean		8,558
Sabin		83,753
Quebec		
Despinassy (1)		104,920
Yukon		
Olympic, Rob		999,203
Rein		329
	$	2,783,883

(1) On April 26, 2004, the Company reported that Cameco Corporation ("Cameco"), the Company's Joint Venture Partner on the Despinassy, Quebec Project, entered into an Agreement with Alto Ventures Ltd. (Alto ventures") for Cameco's 70% interest in the Project. The Company waived it's right of first refusal under the Joint Venture in consideration for the following:

- 100,000 common shares of Alto Ventures at a deemed price of $0.10 per share;
- Alto Ventures shall carry the Company's 30% Joint Venture obligations to a maximum of $150,000; and
- the Company retains the right of first refusal under the Joint Venture should Alto Ventures withdraw the Agreement with Cameco.

7. Property, Plant and Equipment

	Cost	Accumulated Amortization	Net Book Value
Furniture and fixtures	$ 55,074	$ 47,106	$ 7,968
Computer equipment	133,091	92,252	40,839
Leasehold improvements	28,293	2,169	26,124
	$ 216,458	$ 141,527	$ 74,931

8. Share Capital

(a) Authorized:

100,000,000 common shares without par value.

(b) Issued and outstanding common shares

	Number of Shares	Amount
Balance, December 31, 2003	21,623,730	$ 19,630,960
Issued for cash:		
Private placement, net of issue cost (Note 8(c))	1,920,000	1,091,880
Exercise of warrants	2,426,888	1,232,988
Issued for cash and other consideration:		
Exercise of options, for cash	668,165	150,483
Exercise of options, stock-based compensation		81,418
For mineral property	60,000	34,800
Balance, September 30, 2004	26,698,783	$ 22,222,529

(c) Private Placement

On August 6, 2004, the Company completed a non-brokered private placement of 1,920,000 flow-through common shares at $0.60 per share of which 1,620,000 flow-through common shares were issued on August 4, 2004 and 300,000 flow-through common shares were issued on August 6, 2004. Finders' fees of $54,936 were paid in cash. The shares are subject to a four month hold period and may not be traded until December 5, 2004 and December 7, 2004, respectively.

8. **Share Capital** (continued)

(d) **Stock Options**

Options to purchase common shares have been granted to directors, employees and consultants at exercise prices determined by reference to the market value on the date of the grant. Under the Company's Stock Option Plan, the Company may grant options for the purchase of up to 4,847,623 common shares. Vesting of options is made at the discretion of the board of directors at the time the options are granted. At September 30, 2004, the Company had stock options outstanding for the purchase of 2,866,667 common shares with an average remaining contractual life of 4.07 years, of which 2,366,667 stock options are exercisable at September 30, 2004.

	Shares	Weighted Average Exercise Price
Outstanding at December 31, 2003	1,676,832	$0.22
Granted	1,858,000	$0.53
Exercised	(668,165)	$0.23
Outstanding at September 30, 2004	2,866,667	$0.41

The following summarizes information about stock options outstanding at September 30, 2004:

Number of Shares	Exercise Price	Expiry Date
27,665	$0.23	December 14, 2004
179,332	$0.23	September 11, 2006
50,000	$0.17	December 19, 2007
430,004	$0.20	January 23, 2008
241,666	$0.26	August 20, 2008
5,000	$0.45	September 10, 2008
75,000	$0.50	December 18, 2008
700,000	$0.53	January 21, 2009
50,000	$0.64	February 19, 2009
808,000	$0.56	May 18, 2009
100,000	$0.40	September 6, 2009
200,000	$0.40	September 21, 2009
2,866,667		

8. Share Capital (continued)

(e) Stock-Based Compensation

In the fourth quarter of fiscal 2003, the Company adopted the CICA released amendments to Section 3870, "Stock-based Compensation and Other Stock-based Payments," which requires an expense to be recognized in the financial statements for all forms of employee stock-based compensation, including stock options. Prior to the adoption, the Company disclosed the effects of accounting for stock-based compensation only to directors and employees as compensation expense, using the fair-value based method, as pro-forma information in the share capital note. In the prior year, the pro-forma disclosed stock-based compensation expense for the nine months ended September 30, 2003 was $129,884.

The fair value of stock options used to calculate compensation expense is estimated using the Black-Scholes Option Pricing Model with the following weighted average assumptions at September 30, 2004:

Risk-free interest rate	2.64%
Expected dividend yield	-
Expected stock price volatility	114.85%
Expected option life in years	2.60

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options granted/vested during the period.

(f) Warrants

The following summarizes information about warrants outstanding at September 30, 2004:

Exercise Price	Expiry Date	Outstanding at December 31, 2003	Issued	Exercised	Expired	Outstanding at September 30, 2004
$0.505	February 28, 2004	2,388,888	-	2,388,888	-	-
$0.70	December 2, 2004	1,865,000	-	38,000	-	1,827,000
$0.70	December 2, 2004	23,800	-	-	-	23,800
$0.70	December 10, 2004	1,635,000	-	-	-	1,635,000
$0.70	December 10, 2004	54,600	-	-	-	54,600
		5,967,288	-	2,426,888	-	3,540,400

(g) Agents' Options

The following summarizes information about Agents' Options outstanding at September 30, 2004:

Exercise Price	Expiry Date	Outstanding at December 31, 2003	Issued	Exercised	Expired	Outstanding at September 30, 2004
$0.70	December 2, 2004	119,500	-	-	-	119,500
$0.70	December 10, 2004	77,700	-	-	-	77,700
		197,200	-	-	-	197,200

9. Related Party Transactions

In addition to the marketable securities disclosed in Note 3, the Company has the following related party transactions and balances:

(a) The Company shares certain administrative costs with four other companies related by virtue of common directors. Included in accounts receivable is an aggregate of $7,473 owed by those companies for shared administrative expenses.

(b) The Company paid or accrued legal fees in the aggregate of $537 to a personal law corporation owned by an officer of the Company.

10. Commitment

The Company entered into an agreement for the lease of new office premises for a six year period expiring on September 30, 2010. The Company moved into the premises on March 1, 2004. The cost of the entire premises is shared amongst several companies in proportion to the area occupied. Some of the companies are related by virtue of common directors. The Company's proportionate share of minimum annual basic rental payments under this arrangement is approximately $66,000.

11. Segmented Information

The Company has one operating segment, mineral exploration, and all assets of the Company are located in Canada.

Revenues for the period were derived from a production interest, which was earned in Canada.

12. Supplemental Cash Flow Information

Significant non-cash operating, investing and financing activities:	
Investing activities:	
Shares issued for mineral property	$ 34,800
Financing activities:	
Stock-based compensation	$ 81,418
Other cash flow information:	
Interest received	$ 10,264

13. Income Taxes

Flow-through shares are issued by a company that incurs certain resource expenditures and renounces them for tax purposes allowing the expenditures to flow-through to the subscriber who purchased the shares. Subscribers may in turn claim expenditures as a deduction on their personal or corporate tax returns.

The total amount of funds raised through the issuance of flow-through shares must be spent on qualified mineral exploration. The proceeds of flow-through financing are restricted in use for Canadian Exploration Expenditures ("CEE") under Canadian Income Tax Legislation. The flow-through gross proceeds less the qualified expenditures made to date, represent the funds received from flow-through share issuances which have not been spent as at December 31, 2003 and which are held in trust for such expenditures. As at September 30, 2004, all flow-through funds had been expended.

14. Subsequent Events

(a) On October 12th, 2004, the Company entered into a Purchase and Royalty Agreement with John Robins, whereby John Robins has agreed to sell to the Company his 50% interest in the ABE and PAL porphyry copper-gold mineral properties located within the Quesnel Trough approximately 100 kilometres south of the Kemess Cu-Au Mine within the Omineca Mining District, British Columbia. With the purchase of Robin's 50% interest, the Company owns 100% interest in the properties.

In consideration of the purchase, the Company will issue 70,000 units of the Company consisting of one common share and one-half of one purchase warrant (issued on October 28th). Each full warrant entitles Robins to purchase one common share of the Company at a price of $0.70 per share, exercisable for a period of one year. In addition, Robins retains a 1% NSR in the properties and will participate in certain cash/share considerations received from the future sale or option of the properties to a third party.

Prior to this agreement, the properties were governed by the "Takla Joint Venture Agreement" dated September 17, 1990 in which the Company (previously Major General Resources Ltd.) owned a 50% interest and the "Hunter Exploration Group" owned a 50% interest. Robins is the successor in title to all parties comprising the Hunter Exploration Group. With the completion of this agreement, the Takla Joint Venture Agreement is terminated.

(b) On November 17th, 2004, the Company reported that the Company was arranging a non-brokered private placement to raise up to $1,325,000. The private placement will comprise up to 1,500,000 flow-through common shares at $0.35 per flow-through share and up to 2,500,000 non flow-through Units at $0.32 per Unit, each Unit consisting of one common share and one non-transferable share purchase warrant. Each warrant is exercisable into one common share for two years from the date of completion at a price of $0.45 per common share during the first year and at $0.50 per common share during the second year. Finders' fees of 6% of the gross proceeds may be payable in cash or Units on a portion of this placement. The financing is subject to acceptance by the TSX Venture Exchange.

COMMANDER RESOURCES LTD.

FORM 51-102F1

Management Discussion and Analysis
For the Nine Months Ended September 30, 2004

Description of Business and Report Date

Commander Resources Ltd. ("the Company") is an exploration stage company engaged in the acquisition and exploration of prospective gold, nickel and base metal properties primarily in Canada. The Company is currently focusing its exploration activities on Baffin Island, Nunavut and to a lesser extent on properties in Labrador, Newfoundland, and British Columbia. The Company is a reporting issuer in British Columbia and Alberta, and trades on the TSX Venture Exchange under the symbol CMD. The following discussion and analysis of the financial position and results of operations for the Company should be read in conjunction with the interim financial statements and the notes thereto for the nine months ended September 30, 2004.

This interim Management Discussion and Analysis ("MD&A") is an update to the Company's annual MD&A for the year ended December 31, 2003. The information in this interim MD&A contains forward-looking statements. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those included in the forward-looking statements. The forward-looking statements are only made as of the date of this interim MD&A, November 17th, 2004 (the "Report Date").

Highlights for the Quarter Ended September 30, 2004

- On July 30th, the Company elected to retain the Big Hill, Newfoundland option agreement and issued 40,000 common shares to Black Bart Prospecting. Drill targets have been identified through ground work and an Induced Polarization (IP) geophysical survey. Drilling is planned for late Q4. The property is situated on the coast, approximately 25 kilometres across Green Bay from the Nugget Pond Mill. Geologically, the property is similar to the setting of the Hammerdown deposit with similar structures and co-incident geophysical and geochemical targets. It is Management's opinion that a low cost initial drill program will determine if a Hammerdown-type system is present at Big Hill.

- On August 6th, the Company completed a non-brokered flow-through private placement for gross proceeds of $1,200,000 to fund ongoing exploration work on Baffin Island. Expansion of the program, higher-than anticipated mobilization costs and the decision to purchase and position supplies for 2005 all contributed to increased expenditures.

- On September 7th, Catherine DiVito joined the Company as Manager of Corporate Communications.

- On September 27th, Brian Abraham agreed to join the Company's Board of Directors. Mr. Abraham is a highly-respected lawyer in the field of mining. The addition of Mr. Abraham provides additional depth and skills to the Company's Board.

- Throughout the quarter, the Company reported exploration results from the Qimmiq, Bravo Lake and Dewar Lake Properties on Baffin Island, Nunavut which are summarized below and can be found in more detail on the Company's website or in press releases posted on www.sedar.com .

- The Company completed the 2004 field exploration program in mid-September on the Qimmiq, Bravo Lake and Dewar Lake Properties on Baffin Island, Nunavut. The program started in late May and consisted of approximately 3,100 line kilometres of airborne Magnetics and ElectroMagnetics, 51 diamond drill holes totalling over 4,400 metres and the collection of 1,800 rock and channel samples.

In your Management's opinion, the Baffin Island Project has been a great success with the discovery of a new gold district with the potential to host one or more shallow high grade gold deposits. Results of the drilling program at Malrok including 15.12 g/t Au over a width of 3.0 metres and 12.10 g/t Au over 3.3

metres have identified an area or trend that remains open for drill testing. At Ridge Lake, the known prospect was extended to a 3.5 km strike length with high grade gold results in channel samples including a maximum of 107.1 g/t Au over 0.60 metres in a thickened exposure of the iron formation. Our initial drill program at Ridge Lake verified surface sampling results with several high grade intersections including 17.48 g/t Au over 2.15 metres. This intersection also included 1.15 metres grading 31.34 g/t Au. The system is open along strike and down-dip.

Six new gold prospects and one nickel-copper-cobalt showing were discovered this year. The showing is the first discovered on the property. The occurrence is not unexpected since nickel was the main focus for Falconbridge Limited. In total, we now have 14 gold prospects along the 140 km belt that will be prioritized for an aggressive exploration effort in 2005. Our focus will be on high grade and areas of structural thickening, the potential for both being recognized this year.

Up until last year, this belt had not been explored for its gold potential, nor had it been drill-tested for any metal. Your Company has rights to 100% of the entire land package providing us with considerable flexibility for moving the project forward.

Subsequent to the quarter end, on October 12th, 2004, the Company entered into a Purchase and Royalty Agreement with John Robins, whereby John Robins has agreed to sell to the Company his 50% interest in the ABE and PAL porphyry copper-gold mineral properties located within the Quesnel Trough approximately 100 kilometres south of the Kemess Cu-Au Mine within the Omineca Mining District, British Columbia. With the purchase of Robin's 50% interest, the Company owns 100% interest in the properties.

Your Company maintains a significant asset base of quality properties in Canada. Many of these have been in inventory for many years due to the slow period in the 1990's and the period during which management was focused on the Diamonds North Resources Ltd. IPO. We are now in the position to advance several of these opportunities with quality partnerships:

- Our new partner in the Despinassy gold project in Quebec plans to drill this winter.
- Through the consolidation of ownership in the Abe and Pal Porphyry copper-gold properties in B.C., we are in a better position to bring in a partner to advance the drill-ready properties.
- The South Voisey's Bay nickel project has taken on a new life this year with higher nickel prices and a demand for drill-ready targets by the Majors. We see an excellent opportunity to bring a new partner into the area.


COMMANDER RESOURCES LTD.
Baffin Island Gold Project
Selected 2004 Surface Sample & Drill Results
140 KM (87 Miles)
Durette Showing
46.95 g/t Au
41.20 g/t Au
16.95 g/t Au
2369
9.50 g/t Au
2373
5.05 g/t Au
QIM 4
QIM 5 E
103.10 g/t Au / 0.40 m (channel)
7.59 g/t Au / 1.20 m (channel)
9.04 g/t Au
QIM 5 W
42.90 g/t Au / 0.80 m
RIDGE LAKE
17.48 g/t Au / 2.15 m (drill)
15.06 g/t Au / 1.50 m (drill)
107.10 g/t Au / 0.60 m (channel)
PENINSULA
8.46 g/t Au
QIM 2
No Exposed Iron Formation
MALROK
15.12 g/t Au / 3.00 m (drill)
12.1 g/t Au / 3.30 m (drill)
TRIANGLE LAKE
FOX-2
1.27 % Ni
0.89 % Cu
0.40% Co
MARGOT
TUKTU SOUTH
No Exposed Iron Formation
ST
N
F o x e B a s i n
0
50 KM
Bravo Lake Formation
Dewar Lake Formation
Bravo Iron Formation (Gold Host)
Airstrip (5000 ' Long)
See Company Website For Complete Results: www.commanderresources.com

The Company originally budgeted $2,300,000 for the 2004 exploration programs on Baffin Island. Mobilization costs for the project were higher than anticipated and additional coverage was included in the airborne survey. During the quarter, management decided to increase the program budget by approximately $1,200,000 to cover these added costs, to allow for additional drilling on the Malrok prospect area, and to fund the purchase and sealift transport of supplies for the 2005 program.

At September 30, 2004, the Company held mineral properties exclusively in Canada. Exploration activity and expenditures incurred on the Company's properties are tabulated and discussed in more detail below.

	Sarah Lake	Green Bay	Adlatok 1	Sally	Qimmiq	Dewar Lake	Bravo Lake	Other Properties	Total
Balance at December 31, 2003	$ 1,136,260	$ 599,997	$ 109,621	$ 56,890	$ 293,385	$ 126,480	$ 100,783	$ 2,640,369	$ 5,063,785
Additions during the year:									
Acquisition costs:	-	-	-	-	7,143	-	-	34,800	41,943
Exploration costs:									
Administration	-	-	-	-	12,034	266	115	-	12,415
Drilling	-	495	-	-	1,642,189	-	-	900	1,643,584
Geochemistry	-	-	-	-	85,395	2,197	21,228	-	108,820
Geology	3,650	1,089	7,244	3,068	102,970	-	64,243	47,998	230,262
Geophysics -Airborne	-	-	-	-	230,057	-	85,326	28,800	344,183
Geophysics -Ground	1,000	-	-	-	98,796	-	31,017	13,520	144,333
Licences and fees	-	1,056	-	-	49,396	32,689	-	17,291	100,432
Mobilization/demob.	-	-	-	-	298,760	9,249	18,423	430	326,862
Permitting	-	-	-	-	2,582	-	-	-	2,582
Prospecting	-	-	-	-	461,365	83,671	155,362	1,825	702,223
	4,650	2,640	7,244	3,068	2,983,544	128,072	375,714	110,764	3,615,696
Less:									
Recoveries	-	(3,163)	(12,782)	-	-	-	-	(2,050)	(17,995)
Write down	-	(169,438)	-	-	-	-	-	-	(169,438)
	-	(172,601)	(12,782)	-	-	-	-	(2,050)	(187,433)
Net additions	4,650	(169,961)	(5,538)	3,068	2,990,687	128,072	375,714	143,514	3,470,206
Balance at September 30, 2004	$ 1,140,910	$ 430,036	$ 104,083	$ 59,958	$ 3,284,072	$ 254,552	$ 476,497	$ 2,783,883	$ 8,533,991

Qimmiq, Baffin Island Nunavut

On June 18, 2003, the Company entered into an option agreement with BHP Billiton Diamonds Inc. ("BHP Billiton") to explore for gold and base metals on Nunavut Tunngavik Incorporated leases on Baffin Island, Nunavut. In 2004, a four month exploration program commenced in late May and continued until mid-September to follow-up encouraging results from the limited 2003 program. The principal target on the property is gold mineralization hosted within a Proterozoic-age (1,800 million years old) iron formation sequence; however, potential also exists on the property for Broken Hill-Type Zn-Ag and Nickel-Copper deposits. The project included detailed geological mapping, prospecting, airborne and ground Electromagnetic ("EM") and Magnetic ("Mag") geophysical surveys to follow up known surface gold occurrences and locate new gold and base metal prospects. A diamond drill program on two initial target areas – Malrok and Ridge Lake was completed as a major component of the program.

Qimmiq Exploration Program

At September 30, 2004, Suisse Diamond Drilling, the Company's drill contractor completed about 4,400 metres of drilling consisting of 51 drill holes at depths varying from 70 to 150 metres. At Malrok, 39 holes totalling 3,617 metres and at Ridge Lake, 12 holes totalling 800 metres were completed.

A 3,168 line kilometre helicopter airborne ElectroMagnetic ("EM") and Magnetic ("Mag") geophysical survey was flown by Fugro Airborne Survey Corp. The EM-Mag survey was flown on north-south lines spaced 150 metres apart. Two small areas of the survey block were flown on lines spaced 75 metres apart to provide better resolution. Data from the EM-Mag survey indicates that the iron formation can be mapped using this type of geophysical survey.

Ground-based Horizontal Loop Electromagnetic ("HLEM") and Magnetic geophysical surveys were conducted to detail the iron formation on the Malrok Prospect and Ridge Lake areas to guide the drilling program. Most of the HLEM survey utilized a 50 metre cable which provided depth detection to a depth of 25 metres. Some work was completed with a 100 metre cable to resolve the iron formation at depths up to 50 metres.

A total of 544 saw-cut channel samples, 389 grab samples, 1 silt and 113 soil samples were collected as part of the evaluation of the gold potential. The sampling included detailed follow-up of the 2003 results at Ridge Lake, Peninsula and Qim 5 prospects plus intervening areas along about a 50 kilometre strike extent of the exposed iron formation.

Table 1 – Proposed vs. Actual Expenditures for Qimmiq

	Revised	Actual	Variance
Administration	$ 10,000	$ 12,034	$ (2,034)
Drilling	1,700,000	1,642,189	57,811
Geochemistry	100,000	85,395	14,605
Geology	100,000	102,970	(2,970)
Geophysics -Airborne	240,000	230,057	9,943
Geophysics -Ground	100,000	98,796	1,204
Licences and fees	-	49,396	(49,396)
Mobilization/demob.	300,000	298,760	1,240
Permitting	-	2,582	(2,582)
Prospecting	450,000	461,365	(11,365)
	$ 3,000,000	$ 2,983,544	$ 16,456

Qimmiq Exploration Results

At Ridge Lake, more than 200 channel samples resulted in extension of the length of the prospect to 3.5 kilometres with high grade gold ranging up to 53.6 g/t Au / 1.0 metres. Of 210 samples assayed from the iron formation 14 graded greater than 20.0 g/t Au, 38 graded in excess of 5.0 g/t Au, 50 graded in excess of 3.0 g/t Au, and 75 graded in excess of 1.0 g/t Au.

Highlights are tabulated below:

Ridge Lake Channel Samples

Sample length (m)	Gold Grade (g/t)
1.0	53.6
1.0	40.7
0.65	19.7
0.85	22.1

Sample Length (m)	Gold Grade (g/t)
1.0	14.0
1.4	6.3
0.73	23.6

Sample Length (m) (Composite)	Gold Grade (g/t)
1.9	15.4
1.8	5.04

Subsequent to the quarter end, on October 14, 2004, the Company reported results from the final 10 shallow diamond drill holes on the Malrok prospect. Drill core samples were processed by Eastern Analytical Services of Newfoundland. Check assays by gravimetric methods were done at Assayers Ltd., Vancouver, B.C. In addition, results for 21 additional channel samples collected from the Ridge Lake Prospect included a maximum 107.1 g/t Au over 0.6 metres from a thickened surface exposure of the iron formation.

Highlights from the 39 drill holes completed in 2004 on the Malrok Prospect are tabulated below:

Selected Malrok Drilling Results

Hole Number	From (m)	To (m)	Interval Width (m)	Gold Grade (g/t)
MND-04-03	18.00	19.42	1.42	7.06
MND-04-04	23.00	29.00	6.00	9.15
Including	24.00	27.00	3.00	15.12
MND-04-05	24.10	28.33	4.23	8.41
Including	26.00	28.33	2.33	12.07
MND-04-22	16.50	19.30	2.80	6.76
Including	18.66	19.28	0.62	16.81
MND-04-23	7.00	8.50	1.50	11.49
Including	7.00	7.50	0.50	30.80
MSD-04-29	21.86	25.16	3.30	12.10
Including	21.86	22.16	0.30	38.30
and Including	24.66	25.16	0.50	18.78
MSD-04-30 (lower IF)	76.11	78.11	2.00	4.35
Including	76.61	77.11	0.50	13.57
MSD-04-32 (upper IF)	44.90	45.90	1.00	5.44
MND-04-34	63.00	64.00	1.00	5.86
[1]MND-04-35	62.90	63.90	1.00	5.61
MND-04-38	58.78	67.92	9.14	4.46
Including	62.78	65.78	3.00	7.94
Including	64.28	65.78	1.50	12.70

MND=Malrok North; MSD=Malrok South
True thickness is 80-90% of drilled width. For holes 04-30 and 32, true thickness is 70% of drilled width.
[1] hole 04-35 was lost in the iron formation

Subsequent to the quarter end, on October 27, 2004, the Company reported results from the 12 shallow diamond drill holes and additional channel sampling on the Ridge Lake prospect. Drill core samples were processed by Eastern Analytical Services of Newfoundland. Check assays by gravimetric methods were done at Assayers Ltd., Vancouver, B.C. Channel sample results from a thickened exposure of the iron formation at the eastern end of the 3.5 kilometre long prospect included a maximum value of 107.1 g/t Au over a 0.60 metre sample length.

Selected Ridge Lake Drill Results

Hole ID	East	North	Az (°)	Dip (°)	From (m)	To (m)	Length (m)	Gold Assay (g/t)
RLD-04-02	3001	7155	0	-60	67.05	69.20	2.15	17.48
including					68.05	69.20	1.15	31.34
RLD-04-08	3447	7190	0	-88	35.13	37.61	2.48	5.44
including					35.63	37.13	1.50	7.08
RLD-04-09	3050	7184	0	-50	28.68	30.18	1.50	15.06
including					29.18	29.68	0.50	30.35
RLD-04-10	3050	7184	0	-85	35.08	41.73	6.65	3.95
including					35.08	36.14	1.06	12.00
RLD-04-12	2404	7328	0	-50	38.33	39.54	1.21	3.84

True thickness is 85-90% of drilled thickness

Subsequent to the quarter end, on November 8th, 2004, the Company reported results from channel and grab samples collected on the property. Results are tabulated below:

Permit/Prospect name	Number of Samples collected	Number samples > 1 g/t Au	Maximum value
Qimmiq 1	104	2	5.79
Qimmiq 2	76	1	2.45
Qimmiq 4	175	12	3.19
Qimmiq 5	172	21	103.10
Qimmiq 6	386	99	107.10

Dewar Lake, Nunavut

On June 18, 2003, the Company entered into an option agreement with BHP Billiton to explore for gold and base metals on sixteen Nunavut Prospecting Permits located on Baffin Island, Nunavut. Following the 2003 program, the property was reduced to three Prospecting Permits, totaling 162,947 acres.

Dewar Lake Exploration Program

The Company proposed a $100,000 exploration program for 2004 (later revised to $150,000) as outlined in the table below. The program commenced in early July 2004 and concentrated on prospecting and sampling of the "ST" prospect and identifying new gold prospects. Costs to date for the program total $128,072 and are distributed in the table below. The $12,803 variance in geochemistry cost is for lab analysis which will be incurred in the next quarter. A total of eight channel and 52 grab samples were collected along with ten stream sediment samples and 16 soil samples.

With the total 2004 expenditures of $128,072 and the 2003 expenditures of $120,819, the Company has now vested its 100% interest in the Dewar Property.

Table 2 – Proposed vs. Actual Expenditures for Dewar Lake

	Revised	Actual	Variance
Administration	$ 5,000	$ 266	$ 4,734
Geochemistry	15,000	2,197	12,803
Geology	25,000	-	25,000
Licenese and fees	35,000	32,689	2,311
Mobilization/demob.	10,000	9,249	751
Prospecting	60,000	83,671	(23,671)
	$ 150,000	$ 128,072	$ 21,928

Dewar Lake Exploration Results

Subsequent to the quarter end, on November 8th, 2004, the Company reported results from the Dewar Permits, predominantly from the "ST" prospect area on South Tweedsmuir Island. Two rock samples assayed 1.36 g/t Au and 1.19 g/t Au. One channel sample assayed 3.24 g/t Au over a 0.55 metre sample length. No anomalous samples were recorded from the stream sediment or soil samples.

Bravo Lake, Nunavut

On August 21, 2003, the Company entered into an option agreement with Falconbridge Limited ("Falconbridge") to explore for gold, diamonds and other metals on twelve Nunavut Exploration Permits on Baffin Island, Nunavut.

Bravo Lake Exploration Program

The Company proposed a $200,000 exploration program (later revised to $350,000) as outlined in the table below. In 2004, the Company followed up the 2003 results from the "Triangle Lake" prospect, the "2369" prospect and the "Margot" prospect. In addition, prospecting was completed on the extension to these prospect areas and other areas of the property. The property was covered by approximately 700 line kilometres of airborne ElectroMagnetic and Magnetic geophysical surveying in the Spring of 2004, focused on Triangle Lake and the "2369" areas. During the summer of 2004, a total of 151 saw-cut rock channel samples, 480 rock grab samples and 4 silt samples were collected from the property.

The program was terminated in mid-September. Total expenditures of $375,714 are distributed as indicated below:

Table 3 – Proposed vs. Actual Expenditures for Bravo Lake

	Revised	Actual	Variance
Administration	$ 5,000	$ 115	$ 4,885
Geochemistry	20,000	21,228	(1,228)
Geology	50,000	64,243	(14,243)
Geophysics -Airborne	60,000	85,326	(25,326)
Geophysics -Ground	50,000	31,017	18,983
Mobilization/demob.	20,000	18,423	1,577
Prospecting	145,000	155,362	(10,362)
	$ 350,000	$ 375,714	$ (25,714)

On September 16, 2004, the company reported a new gold discovery on the property, named the "Durette Showing." The new discovery is a few kilometres to the east from the "2369" prospect discovered in 2003. The Durette showing consists of a 700 metre strike length of Bravo iron Formation where 11 out of 20 grab samples collected contained in excess of 4 g/t Au. The best values were 46.9 g/t Au, 41.2 g/t Au, 16.9 g/t Au and 16.5 g/t Au.

Subsequent to the quarter end, on November 8th, 2004, the Company reported results from other areas of the property. The results from the 2004 sampling program are summarized below:

2004 Sampling Results

Permit/Prospect name	Total samples collected	Samples > 1 g/t Au	Maximum gold values
2369	113	16	46.95
2373	29	1	5.05
2378	41	1	2.89
2379	42	0	212 ppb
2380	31	0	662 ppb
2381	219	9	2.68
2382	156	2	3.71

The results include a new Nickel-Copper-Cobalt showing in the Margot Prospect area on Permit 2382. A single sample collected from a sulphide-rich mafic rock contained 1.27% Ni, 0.88% Cu and 0.40% Co.

Adlatok 1, Labrador

The Adlatok 1 project, which adjoins the Company's Sarah Lake Property, consists of 100 claims. The Company is the operator and has a 59.5% interest in the project.

Adlatok 1 Exploration Program

The Company had proposed a large loop electromagnetic survey to identify potential nickel targets for drill testing. Due to the size and length of the Baffin Island exploration, management elected to defer the survey to 2005.

Sally, Labrador

The Sally project, which adjoins the Company's Sarah Lake Property, is 100% owned by the Company and consists of 36 claims. The Property lies adjacent to Adlatok 1.

Sally Exploration Program

For 2004, a large loop electromagnetic survey had been proposed to identify potential nickel targets for drill testing. Management elected to defer the survey until 2005 while it seeks a partner to advance the property.

Results of Operations

-For the Three Months Ended September 30, 2004

In the previous quarter, prepaid expenses included a $96,603 loan receivable from the Company's drill contractor, Suisse Diamond Drilling ("Suisse"). The loan bore interest at Bank of Montreal prime lending rate plus 3% and was repaid by applying 50% of the invoices rendered by Suisse against the loan.

In preparation for the 2005 Baffin Island exploration program, the Company purchased $173,152 of field supplies that will be stored in Clyde River, Nunavut. The field supplies were shipped by barge and the Company anticipates a reduction in the 2005 mobilization costs.

Capital assets additions included three lap top computers and a back-up storage system for a cost of $14,204.

From the statement of cash flows, investing activities exceeded operating and financing activities. For the three months ended September 30, 2004, the Company's cash position decreased by $458,539 to $800,872. A reduction in exploration funds provided cash to operating activities resulting in a balance of $525,767. Investing activities used $2,095,186 which included $1,923,323 in mineral property expenditures and $157,659 in a reduction of accounts payable related to mineral properties. Financing activities provided $1,110,880 in cash from the issuance of common shares on the non-brokered private placement completed in August and from the exercise of stock options.

-Three Months Ended September 30, 2004 compared with the Three Months Ended June 30, 2004

General and administrative expenses of $333,858 (Q2 - $620,971) represented a $287,113 decrease from the previous quarter. The decrease was largely due to reduced stock-based compensation expense. Other fluctuations from the previous quarter are noted below:

Investor relations and promotion expense of $34,619 (Q2 - $66,110) decreased as the Company attended only one conference during the quarter whereas the previous quarter the Company attended three conferences.

Legal expense of $13,113 (Q2 – $(680)) included costs associated with Suisse loan agreement, the Pal and Abe agreement with John Robins, an opinion on CIBC/US shareholder registration and the Company's 20F filing.

Stock-based compensation expense of $110,007 (Q2 - $393,358) reflected the vesting of 300,000 stock options whereas the previous quarter reflected the vesting of 883,000 stock options. This compensation is a

non-cash expense and is a result of the new CICA accounting standard adopted in the fourth quarter of fiscal 2003.

Rent and storage expense of $9,024 (Q2 - $1,902) increased from the previous quarter due to the new office premises lease which commenced on July 1st, 2004. In the previous quarter, the Company received three months of free rent to help off-set moving costs.

Write down of mineral properties of $169,438 (Q2 - $Nil) reflects exploration licenses on the Green Bay, Newfoundland property which have expired.

-Nine Months Ended September 30, 2004 compared with the Nine Months Ended September 30, 2003

Revenues for the nine months ended September 30, 2004 were $82,266 (2003 - $296,605) which included $19,250 in production interest and $63,016 in mineral property transactions. The Company's $19,250 (2003 - $296,605) production interest revenue represented the final payment from the Hammerdown/Rumbullion Gold Deposit compared to nine months of production revenue received in 2003. Mineral property transaction revenue of $63,016 (2003 - $Nil) is part of an on-going property transaction that should be finalized before year-end.

General and administrative expense of $1,368,359 (2003 - $399,147) represented a $969,212 increase over the comparative fiscal period. The increase was largely due to $670,250 (2003 - $Nil) stock-based compensation expense. The remaining increase was largely attributed to investor relations and promotion, office and miscellaneous, and salaries and benefits.

Investor relations and promotion expense was $160,480 (2003 - $51,329) representing a $109,151 increase over 2003. During the period, the Company attended trade shows in Vancouver, Calgary, Toronto, New York and London. In September, a full-time employee was hired to manage corporate communications. In addition, new corporate brochures were printed at a cost of $7,995 and a media video/interview segment was commissioned at a cost of $18,579.

Rent expense of $17,572 (2003 - $30,143) represented a $12,571 decrease from 2003. On March 1st, 2004, the Company moved into a new office located at 510 – 510 Burrard Street, Vancouver, B.C. and received free rent until July 1st to cover the Company's moving and other relocation costs. Office and miscellaneous expense of $58,337 (2003 - $36,014) included several one-time costs associated with the move.

For the nine months ended September 30, 2004, the Company's loss before taxes was $1,453,094 (2003 - $127,332). A future income tax credit of $553,455 (2003 - $Nil) was recorded to reflect the renunciation of flow-through expenditures during the period. The resulting loss for the period was $899,639 (2003 - $127,332).

During the period, the Company did not pay cash dividends to shareholders and does not anticipate paying cash dividends during the balance of fiscal 2004.

Summary of Quarterly Results, the Three Months Ended:

	Dec. 31 2002	Mar. 31 2003	Jun. 30 2003	Sept. 30 2003	Dec. 31 2003	Mar. 31 2004	Jun. 30 2004	Sept. 30 2004
Mineral expenditures, net	$ 140,471	$ 47,742	$ 124,912	$ 619,428	$ 73,699	$ 127,928	$ 1,553,593	$ 1,923,323
Revenues	$ 90,621	$ 76,565	$ 112,650	$ 107,190	$ 81,360	$ 19,478	$ 62,788	$ -
G&A (incl. stock comp.)	$ 144,004	$ 124,978	$ 128,814	$ 145,355	$ 332,928	$ 413,530	$ 620,971	$ 333,858
Stock comp. expense	$ 1,089	$ -	$ -	$ -	$ 163,919	$ 166,885	$ 393,358	$ 110,007
G&A (less stock comp.)	$ 142,915	$ 124,978	$ 128,814	$ 145,355	$ 169,009	$ 246,645	$ 227,613	$ 223,851
Income (loss)	$ (166,258)	$ (37,350)	$ (6,970)	$ (83,012)	$ (2,502,509)	$ (367,358)	$ (168,255)	$ (364,026)
Income (loss) per share -basic and diluted	$ (0.01)	$ -	$ -	$ (0.01)	$ (0.14)	$ (0.02)	$ (0.01)	$ (0.01)
Weighted avg. common shares outstanding -basic and diluted	16,702,058	16,860,039	17,537,349	17,633,619	17,677,629	18,004,378	22,890,063	25,967,914

The Company's predominant exploration project on Baffin Island, Nunavut is subject to seasonal conditions and as such the majority of the Company's exploration expenditures were incurred during the second and third quarters of 2004. The Company's net mineral expenditures for these two quarters were $1,553,593 and $1,923,323, respectively, which included the airborne, drilling, and prospecting programs conducted on the Baffin Island properties.

General and administrative expenses for the last four quarters were high due to the stock-based compensation expense of $110,007 (Q2 2004 - $393,358; Q1 2004 - $166,885; Q4 2003 - $163,919). This compensation is a non-cash expense and is a result of the new CICA accounting standard adopted in the fourth quarter of fiscal 2003. Adjusted general and administrative expenses without stock-based compensation expense were $223,851 (Q2 2004 - $227,613; Q1 2004 - $246,645; Q4 2003 - $169,009) which is more representative of the Company's normal operations. For the last three quarters, higher general and administrative expenses reflected increased investor relations activity in promoting the company's activities and overlap cost for the transition of the new President.

Liquidity

At September 30, 2004, the Company had $1,476,044 in working capital, which is sufficient to complete the Company's 2004 exploration program. After evaluating the preliminary mobilization and start-up costs and the drilling progress on Baffin island, management elected to increase the exploration budget by about $1,200,000 for a total budget of $3,500,000. This increase was largely funded by the $1.1 million dollar flow-through financing completed during the quarter, see below.

On August 6, 2004, the Company completed a non-brokered private placement of 1,920,000 flow-through common shares at $0.60 per share of which 1,620,000 flow-through common shares were issued on August 4, 2004 and 300,000 flow-through common shares were issued on August 6, 2004. Finders' fees of $54,936 were paid in cash. The shares are subject to a four month hold period and may not be traded until December 5, 2004 and December 7, 2004, respectively.

COMMANDER RESOURCES LTD.

FORM 51-102F1

The Company does not have sufficient revenue to cover operating costs and relies on equity financings to meet its cash requirements. In addition to the fore mentioned private placement, the Company received $1,232,988 in cash from the exercise of 2,426,888 warrants and $150,483 in cash from the exercise of 668,165 stock options.

Capital Resources

Future sources of equity financing may be available through brokered and non-brokered private placements during the normal course of business. The Company does not have any debt facility or arrangements in place.

In addition to the mineral property commitments disclosed in the 2003 Annual MD&A, the Company entered into an option agreement with Black Bart Prospecting Inc. on the Big Hill property in Newfoundland. To maintain the option agreement in good standing, the Company must spend a minimum of $75,000 in exploration expenditures before July 31, 2005.

Off-Balance Sheet Arrangements

The Company has not entered into any Off-Balance Sheet Arrangements.

Related Party Transactions

Included in marketable securities are 1,720,000 common shares of Diamonds North Resources Ltd. ("Diamonds North"), a company related by a common director, Bernard Kahlert. Diamonds North was incorporated in British Columbia for the purpose of the arrangement and split of assets of Major General Resources Ltd., predecessor of the Company.

The Company shares certain administrative costs with four other companies related by virtue of common directors. Included in accounts receivable is an aggregate of $7,473 owed by those companies for shared administrative expenses.

Critical Accounting Estimates

There was no significant change in Critical Accounting Estimates from the 2003 Annual MD&A.

Changes in Accounting Polices

During the period, the Company adopted the CICA EIC 146 "Flow-Through Shares" which defines when a company should recognize the tax effect related to the renounced deductions and requires the recognition of previously unrecorded future income tax assets caused by the renouncement of expenditures relating to flow-through shares. The adoption of the EIC 146 resulted in future income tax credits of $553,455.

Financial Instruments

Marketable securities are carried at the lower of cost or quoted market value. When market value is below cost, any unrealized loss is charged to income. During the quarter, no amount was charged to income. The quoted market value of marketable securities at September 30, 2004 was $1,605,000.

Other MD&A Requirements

Additional information relating to the Company, including the Company's most recent Annual Information Form, is available on SEDAR at www.sedar.com.

From the statement of operation, a breakdown of "Investor Relations and Promotion" expense:

Administration	$	12,721
Conferences and trade shows		71,062
Consulting, wages and benefits		6,524
Media		34,290
Promotion and advertising		35,883
	$	160,480

As at the Report Date, the Company had 26,768,783 issued common shares outstanding and the following unexercised stock options, warrants and agents' options:

-Stock Options

Expiry Date	Exercise Price	Number of Shares
December 14, 2004	$0.23	27,665
September 11, 2006	$0.23	179,332
December 19, 2007	$0.17	50,000
January 23, 2008	$0.20	430,004
August 20, 2008	$0.26	241,666
September 10, 2008	$0.45	5,000
December 18, 2008	$0.50	75,000
January 21, 2009	$0.53	700,000
February 19, 2009	$0.64	50,000
May 18, 2009	$0.56	808,000
September 6, 2009	$0.40	100,000
September 21, 2009	$0.40	200,000
		2,866,667

-Warrants

Expiry Date	Exercise Price	Number of Shares
December 2, 2004	$0.70	1,827,000
December 2, 2004	$0.70	23,800
December 10, 2004	$0.70	1,635,000
December 10, 2004	$0.70	54,600
October 27, 2005	$0.70	35,000
		3,575,400

-Agents' Options

Expiry Date	Exercise Price	Number of Shares
December 2, 2004	$0.70	119,500
December 10, 2004	$0.70	77,700
		197,200

Subsequent Event

a) On October 12th, 2004, the Company entered into a Purchase and Royalty Agreement with John Robins, whereby John Robins has agreed to sell to the Company his 50% interest in the ABE and PAL porphyry copper-gold mineral properties located within the Quesnel Trough approximately 100 kilometres south of the Kemess Cu-Au Mine within the Omineca Mining District, British Columbia. With the purchase of Robin's 50% interest, the Company owns 100% interest in the properties.

   In consideration of the purchase, Commander will issue 70,000 units of Commander consisting of one common share and one-half of one purchase warrant (issued on October 28th). Each full warrant entitles Robins to purchase one common share of Commander at a price of $0.70 per share, exercisable for a period of one year. In addition, Robins retains a 1% NSR in the properties and will participate in certain cash/share considerations received from the future sale or option of the properties to a third party.

   Prior to this agreement, the properties were governed by the "Takla Joint Venture Agreement" dated September 17, 1990 in which Commander (previously Major General Resources Ltd.) owned a 50% interest and the "Hunter Exploration Group" owned a 50% interest. Robins is the successor in title to all parties comprising the Hunter Exploration Group. With the completion of this agreement, the Takla Joint Venture Agreement is terminated.

b) On November 17th, 2004, the Company reported that the Company was arranging a non-brokered private placement to raise up to $1,325,000. The private placement will comprise up to 1,500,000 flow-through common shares at $0.35 per flow-through share and up to 2,500,000 non flow-through Units at $0.32 per Unit, each Unit consisting of one common share and one non-transferable share purchase warrant. Each warrant is exercisable into one common share for two years from the date of completion at a price of $0.45 per common share during the first year and at $0.50 per common share during the second year. Finders' fees of 6% of the gross proceeds may be payable in cash or Units on a portion of this placement. The financing is subject to acceptance by the TSX Venture Exchange.

CORPORATE INFORMATION

HEAD OFFICE

Commander Resources Ltd.
Suite 510, 510 Burrard Street
Vancouver, British Columbia
Canada V6C 3A8

TEL: (604) 685-5254
TOLL FREE: 1-800-667-7866
FAX: (604) 685-2814

Internet Website:
www.commanderresources.com
Email: info@commanderresources.com

OFFICERS & DIRECTORS

Kenneth E. Leigh, M.Sc.
President, Chief Executive Officer and Director

William J. Coulter, B.A.Sc.
Chairman and Director

Bernard H. Kahlert, P.Eng.
Vice President, Exploration and Director

Albert F. Reeve, P.Eng.
Director

Victor A. Tanaka, P.Geo.
Director

Janice Davies
Corporate Secretary

Maynard E. Brown, LL.B.
Assistant Corporate Secretary

LISTINGS

TSX Venture Exchange: CMD
U.S. 12g Exemption: #82-2996

CAPITALIZATION
(as at September 30, 2004)

Shares Authorized: 100,000,000
Shares Issued: 26,698,783

REGISTRAR & TRUST AGENT

CIBC Mellon Trust Company
Suite 1600, The Oceanic Plaza
1066 West Hastings Street
Vancouver, British Columbia
V6C 3X1

AUDITOR

G. Ross McDonald, C.A.
Suite 1402, 543 Granville Street
Vancouver, British Columbia
V6C 1X8

LEGAL COUNSEL

Tupper Jonsson & Yeadon
1710 – 1177 West Hastings Street
Vancouver, British Columbia
V6N 1Y3

COMMANDER RESOURCES LTD.

Printed in Canada